Filed Pursuant To Rule 433

Registration No. 333-180974

February 12, 2015

WORLD GOLD COUNCIL

Gold Demand Trends

Full year 2014

February 2015 www.gold.org

Demand for gold totalled 3,923.7 tonnes (t) in 2014. Jewellery demand was down 10% to 2,152.9t, but 5% above its five-year average. Investment rose 2% to 904.6t, although bar and coin fell from the 2013 record. Central banks bought 477.2t, close to a 50-year high. Continued substitution pushed technology to an 11-year low of 389t. Total supply was flat: mine production was a record 3,114.4t while recycling fell to a seven-year low. Read more…

Investment and central banks grew as a share of total demand in 2014

Gold demand by category in 2014 and 2013


409.3
477.2
885.4
904.6
2,152.9
2,384.6
389.0
408.2
2014 demand
Jewellery
Technology
Investment
Central bank net purchases
2013 demand
Jewellery
Technology
Investment
Central bank net purchases

Source: GFMS, Thomson Reuters; World Gold Council

Contents

Executive summary 02
Jewellery demand subsides, but strength in India and the US lends support 03
Central banks bang the drum for gold 05
Gold miners churn out record production 05
Infrastructure shifts to fit changing face of gold demand 06
Global gold market – 2014 review 08
Jewellery 08
Investment 10
Central banks 13
Technology 14
Supply 15
Gold demand statistics 17
Notes and definitions 26

Contributors

Louise Street
louise.street@gold.org

Krishan Gopaul
krishan.gopaul@gold.org

Alistair Hewitt
alistair.hewitt@gold.org

Marcus Grubb
Managing Director, Investment Strategy
marcus.grubb@gold.org

Executive summary
The gold market ended 2014 on a strong footing: Q4 demand grew from 930.0t to 987.5t (+6%). The annual total of 3,923.7t was down 4% year-on-year – not surprising as consumer demand in 2014 was never likely to match 2013’s record surge. Year-on-year comparisons for the last few quarters have been coloured by the singular strength in jewellery, bar and coin demand in 2013. Total supply at 4,278.2t was little changed; an increase in mine supply was balanced by a further decline in recycling volumes.
We have previously highlighted the stability of the gold price throughout 2014. Volatility was relatively low and the price closed the year little changed from its opening level. At least, this is the story when considering gold in US dollars. For consumers outside of the US, the picture was a little different as currency fluctuations took local gold prices on a different path. In Europe, the price rose by 14% over the course of the year as the single currency weakened versus the dollar. The robust price likely helped to sustain demand for bars and coins across the region. The most notable currency-related impact on local gold prices was in Russia. Sagging oil revenues and western-imposed sanctions led to the sharp depreciation of the rouble in the final few months of the year, prompting a sharp rise in the local gold price. The impact on gold jewellery demand
Table 1: Q4’14 gold demand overview
was immediate. Modest increases in the local gold prices in both India and China conceal some considerable fluctuations throughout the year, although nothing on the scale of the moves seen in 2013.
The striking West to East shift in gold demand of the past two years is now being reflected in a similar period of change in global gold market infrastructure. Innovators in Turkey, India, China and South East Asia are developing gold products, services and platforms across the entire supply chain to boost market development. Consumer choice is expanding and the supply chain is becoming more efficient and more transparent. We discuss this in more detail in the boxed text, Infrastructure shifts to fit changing face of gold demand on page 6.

		Tonnes				US$mn
	Q4’13	Q4’14	5-year average	Year on year % change	Q4’13	Q4’14	5-year average	Year on year % change
Jewellery	566.9	575.0	527.6	1	23,262	22,209	24,092	-5
Technology	98.1	95.5	107.9	-3	4,024	3,688	4,929	-8
Investment	180.0	198.0	341.9	10	7,383	7,646	15,997	4
Total bar and coin demand	360.9	282.8	344.9	-22	14,808	10,924	16,055	-26
ETFs and similar products	-181.0	-84.9	-3.0	-	-7,425	-3,278	-58	-
Central bank net purchases	85.0	119.1	92.8	40	3,488	4,599	4,454	32
Gold demand	930.0	987.5	1,070.1	6	38,156	38,142	49,472	0
Source: GFMS, Thomson Reuters; World Gold Council

Gold Demand Trends | Full year 2014

Jewellery demand subsides, but strength in India and the US lends support
Having suffered weak year-on-year comparisons for much of 2014, jewellery demand rallied to a strong finish, reaching 575t in the fourth quarter – 1% higher than Q4 2013. The sector was buoyed by good festival- and wedding-related demand in India, as well as by the seasonal holiday effect in the US and UK. Global annual jewellery demand of 2,152.9t, although down 10% year-on-year, was above the five-year average by a comfortable 5% margin.
2014 was a standout year for Indian jewellery. Demand reached a record 662.1t, topping the previous year’s total by 8%. This in spite of government measures designed to restrict gold imports being in place for much of the year. Wedding- and festival-related purchases drove robust demand of 179.1t in the fourth quarter, up 19% over Q4 2013. Indeed, the second half of the year was the strongest H2 in our data series (from 2000), up 37% on H2 2013.
Chart 1: Currency movements have caused divergent gold prices
Gold price index in various currencies (31 December 2013 = 100)
Index level
230
210
US$
0.1%
EUR
14.0%
190
INR
2.2%
CNY
2.6%
TRY
8.9%
170
RUB
82.8%
150
130
110
90
Dec 2013
Mar 2014
Jun 2014
Sep 2014
Dec 2014
US dollar
Euro
Indian rupee
Chinese renminbi
Turkish lira
Russian rouble
US dollar strengthened against a range of currencies during 2014. Gold priced in euros, Indian rupee and Turkish lira closed the year moderately higher.
The collapse of the rouble towards the end of the year caused an extreme spike in Russian gold prices, which hit Q4 demand.
Source: The London Gold Market Fixing Ltd; Thomson Reuters Datastream; World Gold Council
02_03

US jewellery demand was again notable for its improving trend: Q4 was the seventh consecutive quarter of year-on-year growth and the strongest fourth quarter since 2009. Similarly, 2014 full year demand of 132.4t was the highest for five years. That being said, it clearly has to be acknowledged that the market remains far below pre-crisis levels of jewellery demand, which between 2000 and 2006 averaged 360t per year.
In considering jewellery demand, it is interesting to look at the contribution that the sector has made over recent years to the accumulation of above-ground stocks. Jewellery is by far the largest component of above-ground stocks of gold – accounting for almost half of the 177,200t1 of gold estimated to be held by private owners and central banks. Jewellery consumption less recycling provides a fairly good proxy for net demand (as the vast majority of recycled gold will be old jewellery). In years gone by net jewellery demand regularly added as much as 2,000-2,500t per year to above-ground stocks. This plunged to less than 100t during the depths of the global financial crisis as distress selling of gold skyrocketed in tandem with a slump in jewellery demand.
Chart 2: Net jewellery demand continues to recover from 2009 low

Tonnes
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1,500
1,000
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0
	2000	2002	2004	2006	2008	2010	2012	2014

Net demand for gold jewellery (new demand excluding recycled gold) sank almost to zero during the worst of the financial crisis.
However, it has recovered since 2013, adding more than 1,000t to above-ground stocks in each of the last two years.
Note: Net jewellery demand comprises jewellery demand less recycled gold supply. Source: GFMS, Thomson Reuters; World Gold Council
1 GFMS, Thomson Reuters end-2013 estimate for above-ground stocks.
Gold Demand Trends | Full year 2014

The last two years have seen net jewellery demand recover to exceed 1,000t. This is partly due to a firming of jewellery demand as the world has emerged from the crisis. But by far the greater impact comes from the recycling sector and the sharp reduction in the volumes of gold being sold back onto the market. Above-ground stocks of jewellery should continue accumulating at a similar rate as we expect recycling to remain low in 2015, counterbalancing the recent growth in mine production.
Central banks bang the drum for gold
Central banks absorbed 477.2t of gold in 2014. Seeking continued diversification away from the US dollar, these institutions – primarily those in the Commonwealth of Independent States (CIS) – continued to bolster their holdings of gold.
Russia’s central bank was again the most prominent purchaser, adding 173t to its already sizable stocks. Russian holdings are now estimated at over 1,200t, which accounts for 12% of its overall reserves.
Kazakhstan and Iraq bought 48t apiece during 2014; for Iraq, this equated to a trebling in the size of its gold reserves over the year. Conversely, sales of gold by central banks were limited. Ukraine’s sale of almost 19t was by far the most sizable, but perhaps understandable in the context of events there during the year.
Gold miners churn out record production
Total gold supply was little changed in 2014. But this masks disparities in the underlying components. Recycling contracted to a seven-year low, while annual mine production grew for the sixth straight year, nudging up 2% to a record of 3,114.4t. The reason for the recent growth in mine production has been well covered in prior issues of Gold Demand Trends and the fourth quarter was very much a continuation of the same: mines that have been developed and become operational in recent years added to the supply stream.
Looking forward, the growth in supply from such projects continues to diminish and is likely to cap out in 2015 as the supply pipeline thins. Gold producers, contending with far lower gold prices than in previous years and wrestling with cost pressures, have been less able to invest in developing new projects in recent years. Given this dearth of new projects, we remain of the view that mine production will plateau in the next couple of years.
04_05

Infrastructure shifts to fit changing face of gold demand
The eastward momentum of gold demand paused in 2014. Much of this was due to China and the surrounding markets needing time to digest the vast quantities accumulated during the previous year. But the importance of Asia to the global gold market is now well established and likely to be cemented by recent developments in market infrastructure.
There was a burst of activity in Asia during 2014 as new products and infrastructure helped to develop the region’s gold markets. These included:
the launch of the International board of the Shanghai Gold Exchange;
the new Hong Kong gold futures contract announced by the CME;
the introduction of the Kilobar Gold Contract on the Singapore Exchange; and
the Stock of Exchange of Thailand announcing its intention to launch a physical gold exchange.
Anecdotally, the proportion of OTC transactions taking place in London has shrunk a little as this activity also moves eastwards. Vaulting capacity in Shanghai’s free-trade zone and in Singapore has ballooned to cater for these changes. While China and South East Asia are blazing a trail, other gold markets are developing too. Banks in Turkey continued to roll out a range of innovative gold-related banking products and services.2 And in May 2014, MMTC-PAMP became India’s first LBMA-accredited refiner.
The expansion of market infrastructure and proliferation of new products is supporting demand today, but it also has an eye on the future. China’s pool of gold, for example, is still relatively low. Research commissioned by the World Gold Council3 indicates that per capita holdings of gold are far smaller than those for neighbouring markets, such as Singapore, Taiwan and Hong Kong (notably, all ethnically Chinese in the main). What is more, the research confirmed the importance of urbanisation in driving gold ownership. Our 2014 report China: progress and prospects predicts that China’s middle class will mushroom from 300 million to 500 million over the course of the next five years. All of which implies that the development of gold market infrastructure taking place in the east will be put to good use as China continues to urbanise and its middle class expands.
The focus of this transition centres on China as a huge, relatively untapped reservoir of gold demand. Yet China’s potential is also attracting attention to the rest of the Asian region as a geographical centre for gold. The development of Singapore as a regional hub will facilitate the flow of gold within and between these markets. Notably, our consumer research appeared to show India also has a comparatively low level of per capita gold holdings. The powerful combination of increasing urbanisation and the strong cultural affinity for gold bodes well for gold demand in India as well as the wider sub-continent. With its proximity to Singapore and China, India and its neighbours are also likely to contribute to the growing importance of the region as a whole.
2 World Gold Council, Turkey: gold in action, January 2015.
3 Research was carried out by Metallis Consulting into above-ground stocks of gold.
Gold Demand Trends | Full year 2014

Chart 3: Chinese and Indian growth has spurred gold market infrastructure development
Tonnes
1,400
1,200
1,000
800
600
400
200
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
India
China
Combined demand volumes in India and China have grown by 71% over the last 10 years. The two markets accounted for 54% of consumer gold demand in 2014 up from 33% in 2005.
This growth has helped to stimulate expansion of gold market infrastructure in the East, to cater to the region’s needs.
Note: Chart shows consumer demand, which comprises jewellery and total bar and coin demand. Source: GFMS, Thomson Reuters; World Gold Council
06_07

Global gold market – 2014 review
Jewellery
2014 was always going to be a difficult year for jewellery demand, contending with comparisons to phenomenal strength in 2013. After a steep drop in Q2, demand for gold jewellery gradually recovered, culminating in the strongest Q4 since 2007. Full year statistics show the sector down by 10% at 2,152.9t, comfortably above the 2,053t average from the prior five-years. Year-on-year declines were widespread. A few markets were notable exceptions to the downward trend: India was foremost among these.
Despite restrictions aimed at cooling imports of gold, jewellery demand in India hit a record 662.1t in 2014. A 19% gain in Q4 set the seal on a positive year. Fourth quarter growth was concentrated in October (Diwali) and November (wedding season), before the sudden and unexpected removal of the import restrictions at the end of the month threw the market into disarray.
The government announcement that the 80:20 rule would be retracted took the market completely by surprise. Imports came to an almost complete halt as the market tried to grasp the implications and assess whether the system may be replaced with alternative measures. Volumes of gold unofficially entering the country also swiftly diminished as the local price premium disappeared. At times, Mumbai gold traded at a small discount to the international market. (This was, however, also influenced by the start of an inauspicious period for buying gold from mid-December to mid-January.) Smuggling volumes have since risen again as the 10% import duty on gold continues to make this activity profitable enough for those operating well-established routes. These channels are likely to remain open until government intentions with regards to gold imports are more clearly communicated to, and understood by, the market. We estimate annual smuggling volumes to have been around 175t.
Indian consumers lowered their gold price expectations in the latter months of 2014, which tempered investment-related purchases of gold jewellery. But gifting, wedding-related and adornment motives for demand remain undimmed. The outlook for India is for another year of strong jewellery demand in 2015, on the basis that the government does not impose further market-distorting policies and price volatility does not unsettle the market.
In sharp contrast, Chinese jewellery demand weakened in 2014. Chinese consumers couldn’t keep pace with the previous year’s buying frenzy, which temporarily exhausted demand. The annual volume of jewellery demand (623.5t) was 33% lower than year-earlier levels. Jewellery retailers suffered. In its interim report, Chow Tai Fook noted that gold product sales by value declined 41% in the period April to September compared to the same period in 2013.4 Compared with 2012 – arguably a more realistic basis for comparison – China’s gold demand shows a marginal 1% increase. Relative to the five-year average of 590.7t, demand was up 6%.
The market did not show the fourth quarter uptick that has been a feature of recent years. Chinese New Year 2015 will occur almost three weeks later than in 2014 and year-end stock-building across the retail network was deferred as a result. Inventory-building normally occurs during December, but much of this activity was pushed back to January due to the altered timing of the lunar calendar. Lower premiums towards the end of the year confirm the absence of this seasonal effect. The continued government crack down on corruption was also a contributing factor in weakening jewellery demand, a pattern repeated across many areas of China’s consumer sector.
Within China’s jewellery market, a continued shift towards higher margin products was observed. Gem-set and, more notably, 18-carat gold items were increasingly popular. The latter were particularly popular among the younger generation, a trend that has further scope in 2015.
4 http://corporate.chowtaifook.com/en/ir/reports/ir2015.pdf
Gold Demand Trends | Full year 2014

Despite lower volumes of demand – and continued consolidation in the manufacturing and fabrication sector – expansion of the gold jewellery retail network continued apace. Increasing penetration of Tier 3 and 4 cities will ensure that the infrastructure is in place to cater for future demand from China’s growing middle-class. The luxury end of the market was also relatively healthy – something that can be exemplified by Cartier now having more boutiques in China than in the US (38 vs. 32).
Jewellery demand across the Asian region was generally weak. Each of the smaller markets was affected by its own individual set of adverse economic circumstances that proved detrimental to jewellery demand. Japanese demand for jewellery slid to an all-time low of 16.3t as consumer sentiment – already ailing – was dealt a blow by the sharp fall in the value of the yen after the central bank unexpectedly expanded its monetary stimulus programme in the last quarter. A 12% decline in demand in Indonesia, the largest of the non-Chinese Asian markets, was the result of high inflation combined with political upheaval. Newly elected President Widodo announced the removal of gas subsidies in October, which further choked disposal income. Vietnam was the regional outperformer: jewellery demand gained 4%, responding to an acceleration of growth in the domestic economy.
2014 demand for jewellery of 68.2t in Turkey was down
7% – slightly more resilient than the overall global trend of -10%. The annual total was in the centre of the 62-75t range that has held in place since 2009 and in line with its 69.5t five-year average. Government measures that were put in place at the beginning of the year to limit credit card purchases of gold had a discernible impact on demand: by the end of the third quarter year-to-date demand was 18% behind the same period of 2013. The easing of the restrictions in October gave a fillip to the fourth quarter, contributing to the largest year-on-year increase in Q4 demand since 2004.
Middle Eastern markets lost a combined 8% compared with 2013. A continued preference for 18-carat and lighter-weight pieces among the region’s consumers contributed to the decline. The quarterly series continued to show a gradual recovery from the 2011 low; the 3% increase in fourth quarter demand was the third consecutive year-on-year rise in Q4 demand. Lower oil prices have yet to feed through to discernible anxiety at the consumer level. Should they remain low for a prolonged period, demand for gold jewellery could suffer in 2015.
US jewellery demand bucked the global trend with
9% growth. At 132.4t, annual demand was the highest since 2009, exceeding its five-year average for the first time since 2003. Gains of 13% in fourth quarter demand cemented the strengthening recovery.
2014 saw some promising trends emerge in the US, which solidified throughout the year. Among these were: a continued shift from 10-carat towards 14-carat jewellery; and responsiveness among consumers to targeted marketing campaigns. Growth in consumer confidence and the positive impact of lower oil prices are likely to feed through to further improvements in this market over the coming quarters and retailers report a widespread conviction in the underlying growth trend.
The US pattern was replicated in the UK: demand added
18% to 27.6t. Here, the introduction of ‘Black Friday’ sales events contributed towards the fourth quarter seasonal rally, although this did eat into Christmas-related purchases to a certain extent and eroded some retailers’ margins. Lower carat gold jewellery took market share from silver and some interest in heavyweight plain gold chains was reported. Growth should continue over the coming year.
Having been fairly robust for much of the year, gold jewellery demand in Russia dropped sharply in the fourth quarter: the net impact on full-year demand was a 4% decline to 70.6t. As discussed earlier, the stratospheric rise in the gold price during the fourth quarter (as sanctions and sliding oil prices hit the domestic currency) proved too steep for many consumers. These factors are likely to continue influencing demand in this market over the coming months.
08_09

Investment
Net investment demand of 904.6t in 2014 was 2% above the 2013 total of 885.4t. The positive year-on-year comparison was not necessarily driven by an improvement in investor sentiment, but rather by a slowdown in outflows: ETF redemptions slowed to a fraction of the hefty 2013 total and therefore acted as less of a drag on investment. Demand for bar and coins among smaller investors dropped by 40%. This was again largely a function of the sheer strength of demand in 2013. US economic recovery and a stronger dollar were both seen as headwinds for gold in 2014. Consequently, investors lacked conviction to invest, which led to the self-perpetuating cycle of relatively stable gold prices and subdued investment activity.
As with jewellery, total bar and coin demand suffered from comparisons with phenomenal levels of buying in 2013. Investors, whose holdings were already inflated after the previous year’s burst of bargain-hunting, were disenchanted by the lack of a clear trend in the gold price: expectations were consequently revised downward in several markets. China was the single biggest contributor to the decline in demand for gold bars and coins. However, the step change in bar and coin demand sparked off by the financial crisis shows no sign of reversing.
Chart 4: Total bar and coin demand remains structurally elevated post-financial crisis
Tonnes
2,000
1,800
1,600
1,400
1,200
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800
600
400
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0
2000
2002
2004
2006
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2010
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2014
Bar and coin demand dropped back from 2013’s record high, partially in response to the relatively quiet gold price environment.
However, demand remains well above levels that were the norm in the pre-financial crisis world.
Source: GFMS, Thomson Reuters; World Gold Council
Gold Demand Trends | Full year 2014

Annual outflows from gold-backed ETFs slowed to 159t from 880t in 2013 in no small part due to the strength of the US dollar, continued improvement in the US economy and the relatively stable gold price environment. Analysis of publicly-available data indicates that redemptions in Europe were heavily concentrated among Swiss ETFs, while UK and German ETFs contrastingly saw small positive inflows. North American ETFs lost over 100t over the course of the year. More than half of these outflows occurred in the final quarter of the year, perhaps not surprisingly: the price drop in late October/ early November would likely have contributed to investors closing out of positions.
More recently, sentiment has turned tentatively positive in this space. So far in 2015, ETFs have seen inflows of around 60t, the vast majority (over 90%) of which has been into US-based funds. Disappointing equity performance, combined with the actions of the Swiss National Bank, turned the spotlight on gold’s role as a store of wealth. And while long positions on COMEX have been relatively stable over recent months, short positions have fallen sharply since November.
Total investment demand – a measure that includes a number of less visible elements – showed a rise of 18% to 1,259.1t from 1,071.3t in 2013. This investment measure is inclusive of gold deposit accounts, stock flows that have yet to be allocated at the country level, transactions in the opaque over-the-counter (OTC) market, as well as any statistical residual.
Full year demand for gold bars and coins in China halved to 190.1t. Investors, with already-stuffed coffers, needed a strong price signal to add to their holdings. But none was forthcoming. Meanwhile, the recovery in the domestic equity market – particularly in the latter half of the year – provided investors with an increasingly appealing alternative. The government crackdown on corruption also continued to have a strong impact on demand in this area, with small gold bars being the most affected by the anti-bribery push.
Chart 5: ETF holdings decreased in 2014, at a considerably slower pace than in the previous year
Tonnes
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North America
Europe
Asia
Other
ETF outflows slowed sharply in 2014; to 159t from 880t.
Most of these outflows occurred in the second half of the year, driven by stronger US dollar expectations and more confidence in the US economic recovery.
Notes: Gold holdings are as reported by the ETF/ETC issuers. Where data is unavailable, holdings have been calculated using reported AUM numbers. Source: Respective ETF/ETC providers; Bloomberg; The London Gold Market Fixing Ltd; World Gold Council
10_11

Nevertheless, Chinese investors are faced with an increasing range of channels through which they can purchase gold investment products – both in terms of the number of banks and outlets offering gold investment products, and the number of products available. In a mirroring of the expansion of the jewellery retail network, demand is anticipated to return to growth. And, when it does, the framework is in place to ensure that the needs of investors can be easily met.
The flow of gold into China has far exceeded the amount needed to meet domestic jewellery and investment demand in recent years. The role of the commercial banks in using this gold for financing purposes has been well documented, including in our report, Understanding China’s gold market, and this activity expanded in 2014. To some extent, this helps explain why Shanghai Gold Exchange delivery figures are significantly higher than consumer demand.
In stark contrast to the record year in jewellery demand, Indian investment slumped by 50% to 180.6t – a five-year low. The drop can largely be explained by a downward shift in price expectations together with the near-record levels of buying in 2013. Although demand for bars of very small denominations was healthy during the auspicious festival period in Q4, larger-scale investors – traditionally focussed on large (kilo) bars – were notable for their absence, preferring to invest in alternative asset classes.
Weaker price expectations played a large part in keeping demand constrained in the Asian region generally. Economic and political factors also played a role in Thailand and Indonesia, where demand fell by 51% and 72% respectively. A shortage of gold tael bars in Vietnam has kept the local price premium punitively high. Investment demand here has focussed on chi rings (plain rings that are intended specifically as investment, rather than jewellery) and crude small bars. In Japan, gross new investment was almost cancelled out by the sale of existing holdings: net demand was just 1.6t. Nevertheless, this signified the second consecutive year of positive net investment in the country following the 7-year run of net disinvestment between 2006 and 2012.
Turkey was another market where a strong 2013 number distorted the year-on-year comparison: investment demand of 54.8t was 46% below the previous year’s 102.1t record. While interest in gold remains strong, as evidenced by the innovative approach that Turkey’s government and banking system have adopted with regards to gold products, the lack of strong price cues kept net investment to a minimum.5 Demand for gold bars and coins by Middle Eastern investors totalled 41.7t. While this represented a 23% decline on the year, the long-run uptrend from the 2005 low is still firmly in place and demand was 20% above the five-year average.
US bar and coin demand, down by nearly a third to 46.7t, continued to shrink from the mid-crisis highs of more than 100t. Increasingly positive economic data meant investors were more positive in their outlook and felt less of a need to add to their holdings of gold as a form of savings and wealth protection. Similarly, the subdued gold price environment removed an incentive to buy gold to generate positive returns. However, the lack of secondary market activity is testament to the ’stickiness’ of US retail investment holdings and demand remains many multiples of pre-crisis levels: average US bar and coin demand between 2001 and 2007 was 22.4t.
European investors continued to accumulate gold bars and coins, but at a slower pace than in recent years. Demand of 220t was 18% lower than 2013 and slightly below the lower end of the 240-375t range of the previous six years. But a return to pre-crisis levels of investment (during which demand, when not negative, struggled to break into double digits) is not on the cards – particularly while European economics are far from healthy and the long term effects of monetary easing are yet to be felt. France was the exception to the rule: 16% growth ensured that net demand was – just – in the black. While Germany and Switzerland saw the biggest country-level drops, this was more than anything a function of the size and pace of growth in these markets from 2008-2011. Investors in the German-speaking markets remain attentive to gold’s investment properties, as mirrored in the ETF investment flows discussed above. This is borne out by record sales at Degussa in November, generating the strongest revenues since 2011.6
5 World Gold Council, Turkey: gold in action, January 2015.
6 https://www.degussa-goldhandel.de/en/documents/141223PressReleaseDegussa-GoldrecordsalesGermanyNovember.pdf
Gold Demand Trends | Full year 2014

Central banks
After significant buying in recent years, some may have questioned if this would continue in 2014. The answer was loud and clear: central bank net purchases amounted to 477t over the year, 17% above 2013’s impressive 409t. This represents the second highest year of central bank net purchases for 50 years, after the 544t addition to global gold reserves reported in 2012.
Russia had by far the greatest appetite amongst those who raised gold reserves. The country accumulated an additional 173t (36% of total central bank demand in 2014) over a turbulent 12 months. 2014 was bookended by tension and uncertainty for the country: geopolitical antagonism with the Ukraine, and the resulting international sanctions, at the beginning of the year was followed by severe economic distress towards the end. Kazakhstan (48t), Iraq (48t) and Azerbaijan (10t) were also notable for the size of purchases made. Fortification and diversification of reserves, namely away from the US dollar, continues to be the driving force behind this activity.
While purchases continue unabated, sales remained insignificant. Ukraine was the only central bank to significantly decrease gold reserves,7 falling 44% to 24t, as well-documented geopolitical struggles impacted economic performance. Further, sales under the Central Bank Gold Agreement (CBGA) were minimal: the final year of the third agreement only saw 6.8t, while the first year of the fourth agreement8 has seen less than half a tonne sold thus far.
Chart 6: Significant central bank purchasers in 2014 Tonnes 50 40 30 20 10 0 -10 Jan 2014 Mar 2014 May 2014 Jul 2014 Sep 2014 Nov 2014 Russia Kazakhstan Iraq Azerbaijan Mauritius Tajikistan Philippines Jordan Serbia Nepal Central bank purchases of 477t were the second highest for 50 years.
Russia was again the most significant buyer, adding 173t to its reserves.
Note: Only includes purchases and sales as reported by the IMF as at February 2015. Source: IMF IFS; World Gold Council 7 During Q2, Ecuador reported using 14.5t its gold reserves to engage in a three year gold swap. While this was reported as a decrease in reserves by the IMF, this was not an outright sale.
8 On 19 May 2014, the European Central Bank and 20 other European central banks announced the signing of the fourth Central Bank Gold Agreement. This agreement, which began on 27 September 2014, will last for five years. http://www.gold.org/reserve-asset-management/central-bank- gold-agreements
12_13

Technology
Gold demand in the Technology sector declined again in the fourth quarter. As a result full year demand contracted to 389t – the lowest level since 2003. Sluggish economic conditions in key markets and ongoing substitution away from gold were the driving force behind the 5% drop.
The volume of gold used in electronics dropped to a 10-year low of 267.3t. The 4% decline stemmed from the well-established trend for substituting gold with cheaper alternatives in the production of bonding wire. Copper and palladium-coated copper have, despite inferior durability, made vast inroads into the share of gold in the bonding wire sector and this trend has the legs to continue through 2015. Overall growth in the electronics industry has helped to cushion these losses to a degree. The strength of demand for consumer electronics has lifted semiconductor sales to record levels,9 and gold remains the preferred option in high-end electronic components due to its unrivalled stability and reliability. But the net picture for the year ahead is for further erosion in volumes of gold used in electronics.
Gold used in other industrial and decorative applications lost 6% in 2014, slipping to a five-year low of 87.5t. The year-on-year decline was again concentrated in India, where demand for jari thread used in clothing was buffeted by changing consumer tastes. Conversely, the lower gold price encouraged the production of plating salts in the ASEAN region. Similarly, the production of gold plated jewellery in Europe, for export, benefitted from the weakening euro.
The annual decline in dental demand (-6%) was of a similar magnitude to 2013, taking the sector to a new low of 34.2t.
The decade-long decline in the dental sector shows no sign of abating as gold continues to lose ground to ceramic alternatives, which have improved steadily in quality, strength and durability.
Chart 7: Technology demand remains under pressure from thrifting
Tonnes 600 500 400 300 200 100 0 2005200620072008200920102011201220132014 Electronics Other industrial Dentistry
Manufacturers continued to economise on their use of gold in electronics.
Bonding wire was again a key area of substitution away from gold to cheaper alternative materials.
Source: GFMS, Thomson Reuters; World Gold Council
9 Annual semiconductor sales grew 10% in 2014 to a record US$336bn, according to data released by the Semiconductor Industry Association (SIA) www.semiconductors.org
Gold Demand Trends | Full year 2014

Supply
The supply of gold in the fourth quarter shrank by 2% (from 1113.4t to 1091t), leaving full year supply static at 4,278.2t. Despite record annual mine production, growth in mine supply was neutralised by shrinking volumes of recycling. In tonnage terms, total mine supply put an extra 145t into the supply chain in 2014, while recycling dropped by 140t.
Mine production reached a record of 3,114.4t – a level that we expect will signal a plateau over 2015. From dipping to a 10-year low in 2008, mine production grew by an average of 4.7% per year to 2013 as the supply pipeline swelled, fuelled by the decade-long rise in the gold price from 2001-2011. However, that pace of growth declined last year: mine production grew by just 2%. The sharp falls in the gold price in 2011 and 2013 prompted a severe cut back in the development of new mining projects, with producers focusing instead on cost cutting and rationalisation. So although production will remain at – or close to – this record level for next year, the potential for existing operations to generate greater volumes of output is limited. China was joined by Mongolia on the list of countries seeing growth in gold mine production in 2014. Argentina also featured high on that list: Goldcorp’s Cerro Negro mine poured first gold in mid-2014 and will continue to be a source of growth over the coming year. In Africa, growth was seen in the Democratic Republic of Congo (from the tail-end of the ramp-up process at the Kibali mine) and Cote d’Ivoire (Endeavour Mining’s Agbaou mine came on stream at the beginning of the year).
Annual mine production is expected to decline in the US, Indonesia (due to mine-sequencing at Grasberg, the world’s largest gold mine) and Ghana.
Hedging activity remains low-key: modest positive hedging in the first half of the year outweighed small-scale de-hedging in the second half to the tune of 42.1t. The sector continues to lack interest in hedging beyond project-financing or the restructuring or rolling-over of existing positions. We do not expect this scenario to change significantly in 2015. The majority of hedging activity will be along the same lines of tweaking at the margins of existing positions, with a minimal net impact on overall supply.
Further cutbacks in recycling activity led to a seven-year low in supply from that source: recycling of 1,121.7t was 11% down on 2013. The decline was widespread across both developing and industrial countries, although more severe in the latter, where recycling levels remain elevated compared with pre-2008 norms.
14_15

Looking forward, we expect recycling to remain low in 2015, and possibly decrease further given that a large portion of near-market supply has been flushed out in recent years. Less distress selling may further suppress recycling volumes.
Many collectors are struggling to source feed stock. That said, recycling is the most dynamic element of supply and helps balance the gold market; any price increase in 2015 may elicit an increase in gold recycling volumes.
Chart 8: Recycled gold supply at lowest level since 2007
Tonnes 5,000 4,000 3,000 2,000 1,000 0 -1,000 2005200620072008200920102011201220132014 Mine production Net producer hedging Recycled gold Volumes of gold being recycled declined to a seven-year low of 1,121.7t, while mine production grew 2% to a record high of 3,114.4t.
The net impact on total supply was non-existent: it was unchanged at 4,278.2t.
Source: GFMS, Thomson Reuters; World Gold Council
Gold Demand Trends | Full year 2014

Gold demand statistics

Table 2: Gold demand (tonnes)

	2013	2014	Q1'13	Q2'13	Q3'13	Q4'13	Q1'14	Q2'14	Q3'14	Q4'14	Q4'14 vs Q4'13 % chg
Jewellery	2,384.6	2,152.9	546.4	704.6	566.7	566.9	564.1	494.3	519.5	575.0	1
Technology	408.2	389.0	103.5	103.5	103.1	98.1	96.1	99.8	97.6	95.5	-3
Electronics	279.1	267.3	70.9	69.9	71.0	67.2	65.4	69.0	67.0	65.9	-2
Other industrial	92.8	87.5	23.7	24.1	23.1	21.9	22.1	22.0	22.2	21.3	-3
Dentistry	36.3	34.2	8.9	9.5	9.0	8.9	8.6	8.9	8.4	8.3	-7
Investment	885.4	904.6	283.9	229.2	192.4	180.0	279.4	224.8	202.5	198.0	10
Total bar and coin demand	1,765.4	1,063.6	460.5	631.4	312.6	360.9	281.9	263.5	235.4	282.8	-22
Physical bar demand	1,385.0	807.8	355.2	501.9	255.6	272.3	222.6	203.0	178.1	204.1	-25
Official coin	276.6	178.5	74.5	91.2	41.1	69.8	45.2	43.5	32.8	56.9	-18
Medals/imitation coin	103.8	77.4	30.8	38.4	16.0	18.8	14.1	17.0	24.5	21.8	16
ETFs and similar products*	-880.0	-159.1	-176.5	-402.2	-120.2	-181.0	-2.6	-38.7	-32.9	-84.9	-
Central bank net purchases	409.3	477.2	130.8	92.1	101.5	85.0	124.3	117.8	116.1	119.1	40
Gold demand	4,087.6	3,923.7	1,064.6	1,129.3	963.6	930.0	1,063.8	936.7	935.6	987.5	6
London PM fix (US$/oz)	1,411.2	1,266.4	1,631.8	1,414.8	1,326.3	1,276.2	1,293.1	1,288.4	1,281.9	1,201.4	-6

*For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

Table 3: Gold demand (US$mn)

	2013	2014	Q1'13	Q2'13	Q3'13	Q4'13	Q1'14	Q2'14	Q3'14	Q4'14	Q4'14 vs Q4'13 % chg
Jewellery	108,197	87,659	28,665	32,052	24,163	23,262	23,453	20,476	21,411	22,209	-5
Technology	18,520	15,837	5,430	4,708	4,396	4,024	3,994	4,135	4,022	3,688	-8
Electronics	12,661	10,883	3,719	3,181	3,028	2,758	2,720	2,857	2,760	2,546	-8
Other industrial	4,212	3,562	1,242	1,097	986	899	918	911	914	821	-9
Dentistry	1,646	1,391	469	430	382	366	357	367	348	321	-12
Investment	40,173	36,830	14,895	10,423	8,203	7,383	11,614	9,311	8,345	7,646	4
Total bar and coin demand	80,100	43,307	24,157	28,720	13,331	14,808	11,721	10,915	9,702	10,924	-26
Physical bar demand	62,840	32,890	18,635	22,828	10,899	11,173	9,256	8,409	7,340	7,882	-29
Official coin	12,549	7,267	3,907	4,148	1,751	2,866	1,881	1,801	1,352	2,199	-23
Medals/imitation coin	4,712	3,151	1,614	1,745	681	770	584	705	1,010	843	9
ETFs and similar products*	-39,927	-6,477	-9,261	-18,297	-5,128	-7,425	-107	-1,604	-1,357	-3,278	-
Central bank net purchases	18,572	19,429	6,863	4,187	4,326	3,488	5,166	4,879	4,784	4,599	32
Gold demand	185,461	159,754	55,854	51,371	41,089	38,156	44,227	38,801	38,562	38,142	0

*For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

16_17

Table 4: Total investment demand (tonnes except where specified)

	2013	2014	Q1'13	Q2'13	Q3'13	Q4'13	Q1'14	Q2'14	Q3'14	Q4'14	Q4'14 vs Q4'13 % chg
Investment	885.4	904.6	283.9	229.2	192.4	180.0	279.4	224.8	202.5	198.0	10
Total bar and coin demand	1,765.4	1,063.6	460.5	631.4	312.6	360.9	281.9	263.5	235.4	282.8	-22
Physical bar demand	1,385.0	807.8	355.2	501.9	255.6	272.3	222.6	203.0	178.1	204.1	-25
Official coin	276.6	178.5	74.5	91.2	41.1	69.8	45.2	43.5	32.8	56.9	-18
Medals/imitation coin	103.8	77.4	30.8	38.4	16.0	18.8	14.1	17.0	24.5	21.8	16
ETFs and similar products[1]	-880.0	-159.1	-176.5	-402.2	-120.2	-181.0	-2.6	-38.7	-32.9	-84.9	-
OTC investment and stock flows[2]	185.9	354.6	-15.2	-187.8	160.2	228.7	-33.4	124.6	133.6	129.7	-43
Total investment	1,071.3	1,259.1	268.7	41.3	352.6	408.6	246.0	349.4	336.1	327.6	-20
Total investment (US$mn)	48,606	51,266	14,097	1,880	15,035	16,766	10,225	14,474	13,852	12,655	-25

1 For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.
2 For an explanation of OTC investment and stock flows, please see the *Notes and definitions*.

Source: GFMS, Thomson Reuters; LBMA; World Gold Council

Table 5: Quarterly average price

	2013	2014	Q4'13	Q1'14	Q2'14	Q3'14	Q4'14	Q4'14 vs Q4'13 % change
US$/oz	1,411.2	1,266.4	1,276.2	1,293.1	1,288.4	1,281.9	1,201.4	-6
€/oz	1,063.8	952.8	937.8	943.5	939.7	967.0	960.3	2
£/oz	903.8	768.1	789.2	781.1	765.4	767.6	758.2	-4
CHF/kg	42,090.3	37,205.9	37,072.3	37,107.5	36,831.5	37,668.3	37,189.5	0
¥/g	4,410.4	4,297.5	4,107.1	4,271.1	4,228.9	4,282.4	4,407.4	7
Rs/10g	26,440.2	24,835.1	25,452.4	25,671.6	24,777.9	24,970.8	23,899.0	-6
RMB/g	279.2	250.8	250.0	253.7	258.1	254.1	237.3	-5
TL/g	86.0	89.0	82.8	92.0	87.5	89.1	87.2	5

Source: The London Gold Market Fixing Ltd; Thomson Reuters Datastream; World Gold Council

Gold Demand Trends | Full year 2014

Table 6: Gold supply and demand World Gold Council presentation

	2013	2014	Q1'13	Q2'13	Q3'13	Q4'13	Q1'14	Q2'14	Q3'14	Q4'14	Q4'14 vs Q4'13 % chg
Supply											
Mine production	3,050.7	3,114.4	690.2	737.9	802.1	820.5	715.7	742.2	830.7	825.8	1
Net producer hedging	-39.3	42.1	-10.7	-17.9	-5.4	-5.2	8.1	55.3	-6.3	-15.0	-
Total mine supply	3,011.4	3,156.5	679.5	720.0	796.7	815.3	723.8	797.5	824.4	810.8	-1
Recycled gold	1,262.0	1,121.7	363.0	263.3	337.5	298.2	304.1	266.5	270.9	280.2	-6
Total supply	4,273.4	4,278.2	1,042.5	983.3	1,134.2	1,113.4	1,027.9	1,064.0	1,095.3	1,091.0	-2
Demand											
Fabrication											
Jewellery[1]	2,384.6	2,152.9	539.5	746.4	577.1	521.7	561.6	497.0	545.5	548.8	5
Technology	408.2	389.0	103.5	103.5	103.1	98.1	96.1	99.8	97.6	95.5	-3
Sub-total above fabrication	2,792.8	2,541.9	643.0	849.9	680.2	619.8	657.7	596.8	643.1	644.3	4
Total bar and coin demand	1,765.4	1,063.6	460.5	631.4	312.6	360.9	281.9	263.5	235.4	282.8	-22
ETFs and similar products[2]	-880.0	-159.1	-176.5	-402.2	-120.2	-181.0	-2.6	-38.7	-32.9	-84.9	-
Central bank net purchases[3]	409.3	477.2	130.8	92.1	101.5	85.0	124.3	117.8	116.1	119.1	40
Gold demand	4,087.6	3,923.7	1,057.7	1,171.1	974.0	884.7	1,061.3	939.3	961.7	961.3	9
OTC investment and stock flows[4]	185.9	354.6	-15.2	-187.8	160.2	228.7	-33.4	124.6	133.6	129.7	-43
Total demand	4,273.4	4,278.2	1,042.5	983.3	1,134.2	1,113.4	1,027.9	1,064.0	1,095.3	1,091.0	-2
London PM fix (US$/oz)	1,411.2	1,266.4	1,631.8	1,414.8	1,326.3	1,276.2	1,293.1	1,288.4	1,281.9	1,201.4	-6

1 Jewellery fabrication. The quarterly data differ from those for jewellery consumption shown in Table 2. Fabrication is the first transformation of gold bullion into a semi-finished or finished product. Jewellery consumption is equal to fabrication plus/minus jewellery imports/exports plus/minus stocking/de-stocking by distributors and manufacturers. On an annual basis, the consumption and fabrication data series will reconcile.

2 For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.

3 Excluding any delta hedging of central bank options.

4 For an explanation of OTC investment and stock flows, please see the *Notes and definitions*.

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council. Data in the table are consistent with those published by GFMS, Thomson Reuters in their Gold Survey but adapted to the World Gold Council's presentation.

18_19

Table 7: Indian supply estimates

Figures in tonnes	Q4'13	Q1'14	Q2'14	Q3'14	Q4'14	2014
Supply						
Net imports, available for domestic consumption	114	119	202	204	244	769
Domestic supply from recycled gold	17	21	16	18	21	77
Domestic supply from other sources[1]	2	3	3	2	2	9
Equals total supply[2]	133	143	221	224	267	855

1 Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment.
2 This supply can be consumed across the three sectors – jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India.

Source: GFMS, Thomson Reuters; World Gold Council

Table 8: Top 40 reported official gold holdings (as at December 2014)

		Tonnes	% of reserves			Tonnes	% of reserves
1	United States	8,133.5	73%	21	Austria	280.0	43%
2	Germany	3,384.2	68%	22	Belgium	227.4	35%
3	IMF	2,814.0	-	23	Philippines	195.1	10%
4	Italy	2,451.8	67%	24	Kazakhstan	191.8	26%
5	France	2,435.4	66%	25	Algeria	173.6	4%
6	Russia	1,208.2	12%	26	Thailand	152.4	4%
7	China	1,054.1	1%	27	Singapore	127.4	2%
8	Switzerland	1,040.0	8%	28	Sweden	125.7	8%
9	Japan	765.2	2%	29	South Africa	125.2	10%
10	Netherlands	612.5	55%	30	Mexico	122.7	2%
11	India	557.7	7%	31	Libya	116.6	5%
12	Turkey	529.1	16%	32	Greece	112.4	70%
13	ECB	503.2	27%	33	BIS	111.0	-
14	Taiwan	423.6	4%	34	Korea	104.4	1%
15	Portugal	382.5	75%	35	Romania	103.7	9%
16	Venezuela	367.6	69%	36	Poland	102.9	4%
17	Saudi Arabia	322.9	2%	37	Iraq	89.8	5%
18	United Kingdom	310.3	11%	38	Australia	79.9	6%
19	Lebanon	286.8	22%	39	Kuwait	79.0	9%
20	Spain	281.6	22%	40	Indonesia	78.1	3%

For information on the methodology behind this data, as well as footnotes for specific countries, please see our table of Latest World Official Gold Reserves, at http://www.gold.org/government_affairs/gold_reserves/

Source: IMF IFS; World Gold Council

Gold Demand Trends | Full year 2014

Table 9: Consumer demand in selected countries: Q4'14 (tonnes)

	Q4'13			Q4'14			Q4'14 vs Q4'13, % change		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	150.7	68.0	218.7	179.1	44.1	223.2	19	-35	2
Greater China	205.9	63.2	269.1	150.0	46.9	196.9	-27	-26	-27
China	193.4	61.4	254.8	138.5	45.0	183.5	-28	-27	-28
Hong Kong	10.6	0.6	11.1	9.6	0.7	10.4	-9	29	-7
Taiwan	1.9	1.3	3.2	1.8	1.2	3.0	-7	-8	-7
Japan	4.2	0.8	5.0	3.7	-3.0	0.7	-12	-	-86
Indonesia	9.4	6.5	15.9	8.5	2.4	10.9	-9	-63	-31
South Korea	2.0	1.5	3.4	2.4	1.8	4.2	21	24	22
Thailand	0.6	32.3	32.9	0.6	17.5	18.1	4	-46	-45
Vietnam	2.2	15.7	17.9	2.3	13.3	15.6	5	-15	-13
Middle East	36.4	12.3	48.7	37.4	9.8	47.2	3	-20	-3
Saudi Arabia	11.2	4.1	15.3	12.1	3.3	15.4	8	-20	1
Egypt	9.9	3.6	13.5	11.0	2.7	13.7	12	-25	2
UAE	10.8	3.6	14.4	9.8	3.0	12.8	-9	-17	-11
Other Gulf	4.6	1.0	5.6	4.5	0.9	5.3	-2	-17	-4
Turkey	7.0	26.6	33.6	14.0	20.9	34.9	100	-21	4
Russia	21.2	-	21.2	18.5	-	18.5	-13	-	-13
USA	47.9	15.0	62.9	53.9	13.2	67.2	13	-12	7
Europe ex CIS	24.1	64.4	88.5	25.5	65.3	90.8	6	1	3
Italy	10.2	-	10.2	9.6	-	9.6	-6	-	-6
UK	13.9	-	13.9	15.9	-	15.9	14	-	14
France	-	0.9	0.9	-	0.9	0.9	-	6	6
Germany	-	27.8	27.8	-	32.6	32.6	-	17	17
Switzerland	-	14.3	14.3	-	11.6	11.6	-	-18	-18
Other Europe	-	21.5	21.5	-	20.2	20.2	-	-6	-6
Total above	511.4	306.3	817.7	495.8	232.4	728.2	-3	-24	-11
Other	55.5	54.6	110.2	79.2	50.4	129.6	43	-8	18
World total	566.9	360.9	927.9	575.0	282.8	857.8	1	-22	-8

Source: GFMS, Thomson Reuters; World Gold Council

20_21

Table 10: Consumer demand in selected countries: Q4 2014 (value, US$mn)

	Q4'13			Q4'14			Q4'14 vs Q4'13, % change		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	6,183	2,790	8,973	6,918	1,703	8,621	12	-39	-4
Greater China	8,448	2,594	11,042	5,792	1,813	7,605	-31	-30	-31
China	7,935	2,518	10,453	5,350	1,739	7,089	-33	-31	-32
Hong Kong	433	23	456	373	28	401	-14	21	-12
Taiwan	80	53	133	70	46	116	-13	-13	-13
Japan	172	33	205	143	-116	27	-17	-	-87
Indonesia	384	267	650	328	93	421	-14	-65	-35
South Korea	80	59	140	91	70	160	13	17	15
Thailand	23	1,327	1,350	22	678	700	-2	-49	-48
Vietnam	90	644	734	89	514	603	-2	-20	-18
Middle East	1,493	505	1,998	1,444	380	1,824	-3	-25	-9
Saudi Arabia	460	168	628	467	127	595	2	-24	-5
Egypt	404	148	552	425	105	530	5	-29	-4
UAE	443	147	590	379	115	493	-15	-22	-16
Other Gulf	187	42	229	173	33	206	-7	-22	-10
Turkey	287	1,089	1,377	541	808	1,348	88	-26	-2
Russia	868	-	868	715	-	715	-18	-	-18
USA	1,966	616	2,582	2,084	511	2,595	6	-17	0
Europe ex CIS	989	2,643	3,632	986	2,523	3,509	0	-5	-3
Italy	419	-	419	372	-	372	-11	-	-11
UK	570	-	570	614	-	614	8	-	8
France	-	35	35	-	35	35	-	0	0
Germany	-	1,141	1,141	-	1,259	1,259	-	10	10
Switzerland	-	585	585	-	450	450	-	-23	-23
Other Europe	-	882	882	-	779	779	-	-12	-12
Total above	20,982	12,568	33,550	19,151	8,976	28,127	-9	-29	-16
Other	2,279	2,240	4,520	3,058	1,948	5,006	34	-13	11
World total	23,262	14,808	38,070	22,209	10,924	33,133	-5	-26	-13

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

Gold Demand Trends | Full year 2014

Table 11: Consumer demand in selected countries: four-quarter totals (tonnes)

	12 months ended Q4'13			12 months ended Q4'14			Year on Year % change		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	612.7	362.1	974.8	662.1	180.6	842.7	8	-50	-14
Greater China	989.0	394.9	1,383.9	667.3	200.2	867.5	-33	-49	-37
China	927.9	383.9	1,311.8	623.5	190.1	813.6	-33	-50	-38
Hong Kong	53.7	2.8	56.5	36.8	2.4	39.1	-31	-16	-31
Taiwan	7.5	8.2	15.6	7.0	7.8	14.8	-6	-5	-5
Japan	17.6	3.7	21.3	16.3	1.6	17.9	-8	-57	-16
Indonesia	45.2	43.1	88.3	39.8	12.0	51.8	-12	-72	-41
South Korea	9.7	7.0	16.7	9.4	7.1	16.5	-3	1	-1
Thailand	7.3	158.1	165.4	6.1	77.6	83.6	-17	-51	-49
Vietnam	12.2	84.8	97.0	12.7	56.4	69.1	4	-33	-29
Middle East	189.4	53.9	243.4	174.1	41.7	215.7	-8	-23	-11
Saudi Arabia	59.0	17.8	76.8	53.3	14.6	67.9	-10	-18	-12
Egypt	45.3	16.3	61.6	45.0	10.8	55.8	-1	-33	-9
UAE	62.7	14.9	77.6	55.6	12.6	68.2	-11	-16	-12
Other Gulf	22.5	4.9	27.4	20.2	3.6	23.8	-10	-26	-13
Turkey	73.3	102.1	175.4	68.2	54.8	123.0	-7	-46	-30
Russia	73.3	-	73.3	70.6	-	70.6	-4	-	-4
USA	122.0	67.5	189.5	132.4	46.7	179.2	9	-31	-5
Europe ex CIS	43.6	269.4	313.0	46.4	220.0	266.4	6	-18	-15
Italy	20.2	-	20.2	18.8	-	18.8	-7	-	-7
UK	23.4	-	23.4	27.6	-	27.6	18	-	18
France	-	1.9	1.9	-	2.2	2.2	-	16	16
Germany	-	116.9	116.9	-	101.4	101.4	-	-13	-13
Switzerland	-	67.0	67.0	-	46.5	46.5	-	-31	-31
Other Europe	-	83.7	83.7	-	70.0	70.0	-	-16	-16
Total above	2,195.3	1,546.7	3,742.0	1,905.2	898.7	2,804.0	-13	-42	-25
Other	189.3	218.7	408.1	247.7	164.9	412.6	31	-25	1
World total	2,384.6	1,765.4	4,150.1	2,152.9	1,063.6	3,216.6	-10	-40	-22

Source: GFMS, Thomson Reuters; World Gold Council

22_23

Table 12: Consumer demand in selected countries: four-quarter totals (value, US$mn)

	12 months ended Q4'13			12 months ended Q4'14			Year on Year % change		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	27,985	16,717	44,702	26,909	7,356	34,265	-4	-56	-23
Greater China	44,775	18,472	63,247	27,225	8,164	35,389	-39	-56	-44
China	41,998	17,965	59,963	25,443	7,751	33,194	-39	-57	-45
Hong Kong	2,434	127	2,561	1,496	96	1,591	-39	-25	-38
Taiwan	344	380	724	286	318	604	-17	-16	-17
Japan	799	143	942	664	76	739	-17	-47	-21
Indonesia	2,073	1,954	4,027	1,623	490	2,113	-22	-75	-48
South Korea	452	317	769	382	289	671	-15	-9	-13
Thailand	349	7,331	7,680	250	3,164	3,413	-28	-57	-56
Vietnam	567	3,826	4,393	519	2,298	2,817	-8	-40	-36
Middle East	8,673	2,423	11,097	7,107	1,698	8,805	-18	-30	-21
Saudi Arabia	2,680	807	3,488	2,174	595	2,769	-19	-26	-21
Egypt	2,070	719	2,789	1,833	441	2,274	-11	-39	-18
UAE	2,901	677	3,578	2,277	513	2,790	-22	-24	-22
Other Gulf	1,022	220	1,242	824	148	972	-19	-33	-22
Turkey	3,350	4,723	8,073	2,784	2,214	4,997	-17	-53	-38
Russia	3,309	-	3,309	2,872	-	2,872	-13	-	-13
USA	5,370	3,123	8,492	5,331	1,899	7,229	-1	-39	-15
Europe ex CIS	1,898	12,121	14,019	1,849	8,926	10,775	-3	-26	-23
Italy	886	-	886	753	-	753	-15	-	-15
UK	1,012	-	1,012	1,096	-	1,096	8	-	8
France	-	83	83	-	87	87	-	5	5
Germany	-	5,241	5,241	-	4,107	4,107	-	-22	-22
Switzerland	-	3,036	3,036	-	1,892	1,892	-	-38	-38
Other Europe	-	3,762	3,762	-	2,841	2,841	-	-24	-24
Total above	99,600	71,151	170,751	77,513	36,575	114,087	-22	-49	-33
Other	8,542	9,866	18,407	10,037	6,687	16,724	18	-32	-9
World total	108,142	81,016	189,158	87,550	43,262	130,811	-19	-47	-31

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

Gold Demand Trends | Full year 2014

Table 13: Historical data for gold demand

	Tonnes						US$bn					
	Jewellery	Total bar and coin invest	ETFs and similar*	Tech-nology	Central banks	Total	Jewellery	Total bar and coin invest	ETFs and similar*	Tech-nology	Central banks	Total
2005	2,721	418	208	440	-663	3,124	38.9	6.0	3.0	6.3	-9.5	44.6
2006	2,302	430	260	472	-365	3,098	44.7	8.3	5.1	9.2	-7.1	60.1
2007	2,425	438	253	478	-484	3,110	54.2	9.8	5.7	10.7	-10.8	69.5
2008	2,306	918	321	465	-235	3,774	64.7	25.7	9.0	13.0	-6.6	105.8
2009	1,816	832	623	414	-34	3,652	56.8	26.0	19.5	13.0	-1.0	114.2
2010	2,030	1,222	382	470	77	4,181	79.9	48.1	15.0	18.5	3.0	164.6
2011	2,030	1,569	185	458	457	4,699	102.6	79.3	9.4	23.1	23.1	237.4
2012	2,004	1,343	279	416	544	4,585	107.5	72.1	15.0	22.3	29.2	246.0
2013	2,385	1,765	-880	408	409	4,088	108.2	80.1	-39.9	18.5	18.6	185.5
2014	2,153	1,064	-159	389	477	3,924	87.7	43.3	-6.5	15.8	19.4	159.8
Q4'08	572	355	95	97	-12	1,107	14.6	9.1	2.4	2.5	-0.3	28.3
Q1'09	351	168	465	89	-62	1,011	10.3	4.9	13.6	2.6	-1.8	29.5
Q2'09	446	226	68	103	9	852	13.2	6.7	2.0	3.1	0.3	25.3
Q3'09	495	220	43	108	10	876	15.3	6.8	1.3	3.3	0.3	27.0
Q4'09	525	218	47	113	10	913	18.5	7.7	1.7	4.0	0.4	32.3
Q1'10	532	251	6	115	58	963	19.0	9.0	0.2	4.1	2.1	34.3
Q2'10	419	313	296	117	14	1,158	16.1	12.1	11.4	4.5	0.5	44.6
Q3'10	514	316	50	121	23	1,024	20.3	12.4	2.0	4.8	0.9	40.4
Q4'10	565	342	30	117	-17	1,036	24.8	15.0	1.3	5.1	-0.8	45.5
Q1'11	565	409	-61	116	137	1,166	25.2	18.2	-2.7	5.2	6.1	52.0
Q2'11	506	346	54	119	66	1,092	24.5	16.7	2.6	5.8	3.2	52.9
Q3'11	466	442	87	117	141	1,253	25.5	24.2	4.8	6.4	7.7	68.6
Q4'11	493	373	104	105	113	1,188	26.8	20.2	5.7	5.7	6.1	64.5
Q1'12	508	353	53	108	118	1,140	27.6	19.2	2.9	5.9	6.4	62.0
Q2'12	464	301	0	105	164	1,033	24.0	15.6	0.0	5.4	8.5	53.5
Q3'12	482	308	138	104	112	1,144	25.6	16.4	7.3	5.5	6.0	60.8
Q4'12	550	381	88	98	150	1,267	30.4	21.1	4.9	5.4	8.3	70.2
Q1'13	546	460	-177	104	131	1,065	28.7	24.2	-9.3	5.4	6.9	55.9
Q2'13	705	631	-402	104	92	1,129	32.1	28.7	-18.3	4.7	4.2	51.4
Q3'13	567	313	-120	103	101	964	24.2	13.3	-5.1	4.4	4.3	41.1
Q4'13	567	361	-181	98	85	930	23.3	14.8	-7.4	4.0	3.5	38.2
Q1'14	564	282	-3	96	124	1,064	23.5	11.7	-0.1	4.0	5.2	44.2
Q2'14	494	263	-39	100	118	937	20.5	10.9	-1.6	4.1	4.9	38.8
Q3'14	520	235	-33	98	116	936	21.4	9.7	-1.4	4.0	4.8	38.6
Q4'14	575	283	-85	95	119	987	22.2	10.9	-3.3	3.7	4.6	38.1

*For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

24_25

Notes and definitions
All statistics (except where specified) are in weights of fine gold
“–”
Not applicable or Not available
Consumer demand
The sum of jewellery and total bar and coin purchases for a country i.e. the amount of gold acquired directly by individuals.
Dental
The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.
ETFs and similar products
Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada and Central Gold Trust, Swiss Gold, iShares Gold Bullion Fund (formerly Claymore Gold Bullion ETF), Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubishi Physical Gold ETF and iShares Gold CH.
Fabrication
Fabrication is the first transformation of gold bullion into a semi-finished or finished product.
Jewellery
All newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. Excluded are: second-hand jewellery; other metals plated with gold; coins and bars used as jewellery; and purchases funded by the trading-in of existing jewellery.
London PM fix
Unless described otherwise, gold price values are based on the London PM fix.
Mine production
Formal and informal output.
Net producer hedging
This measures the impact in the physical market of mining companies’ gold forward sales, loans and options positions. Hedging accelerates the sale of gold, a transaction which releases gold (from existing stocks) to the market. Over time, hedging activity does not generate a net increase in the supply of gold. De-hedging, the process of closing out hedged positions, has the opposite impact and will reduce the amount of gold available to the market in any given quarter.
Central bank net purchases
Gross purchases less gross sales by central banks and other official institutions. Swaps and the effects of delta hedging are excluded.
OTC investment and stock flows
Partly a statistical residual, this data is largely reflective of demand in the opaque over-the-counter (OTC) market, with an additional contribution occasionally from changes to fabrication inventories.
Physical bar demand
Global investment in physical gold in bar form.
Recycled gold
Gold sourced from old fabricated products which has been recovered and refined back into bars.
Technology
This captures all gold used in the fabrication of electronics, dental, medical, industrial, decorative and other technological applications, with electronics representing the largest component of this category. This includes gold destined for plating jewellery.
Tonne
1,000 kg or 32,151 troy oz of fine gold.
Total bar and coin demand
This comprises individuals’ purchases of coins and bars, defined according to the standard adopted by the European Union for investment gold, but includes demand for coins and bars in both the western and non-western markets. Medallions of at least 99% purity, wires and lumps sold in small quantities are also included. In practice this includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion. It excludes second-hand coins and is measured as net purchases.
Total investment
Represents the amalgamation of all components of investment demand, including all demand for physical bars and coins, demand for ETFs and similar products, and OTC investment and stock flows.
Revisions to data
All data may be subject to revision in the light of new information.
Historical data
Data covering a longer time period will be available on Thomson Reuters and Bloomberg after the initial publication of this report; alternatively, contact GFMS, Thomson Reuters (GFMS@thomsonreuters.com).
Gold Demand Trends | Full year 2014

THOMSON REUTERS
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Published: February 2015

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